Filed by Reinvent Technology Partners Y

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Aurora Innovation, Inc.

Commission File No. 001-40216

TheStreet

Aurora’s Chris Urmson and Reinvent’s Michael Thompson on why Self-Driving Technology is the Next Big Thing

By David

Drapkin

13 October 2021

Our latest podcast features Aurora, its self-driving technology, and merger with SPAC Reinvent Technology Partners Y (RTPY).

In July, Reinvent Technology Partners Y (RTPY) announced a $10.6B EV SPAC transaction with self-driving technology company Aurora. We had Aurora CEO Chris Urmson as well as Reinvent CEO Michael Thompson join the podcast to discuss Aurora, the transaction, and why it’s a compelling investment.

Aurora is planning on a late 2023 launch for its first product, the Aurora Driver for mass trucking, which boasts strong partnerships from the likes of Toyota and PACCAR. Listen to Chris and Michael discuss why Aurora’s team is set for success, how Reinvent’s alignment with shareholders should please investors, and why RTPY is setup to be a long-term winner.

Reinvent Technology Partners Y (RTPY) / Aurora Details

Vote Date: November 2, 2021

Trust Size: $977.5M

EV: $10.6B

PIPE: $1B: Baillie Gifford, Counterpoint Global, T. Rowe Price, PRIMECAP, Reinvent Capital, XN, Fidelity Management and Research, Canada Pension Plan Investment Board, Index Ventures, and Sequoia Capital, as well as strategic investments from Uber, PACCAR, and Volvo Group

Topics Discussed

•	Overview of Aurora and its technology, partnerships

•	Why public now vs. an additional private round

•	Why Reinvent, process of finding a SPAC

•	Sponsor alignment with public shareholders

•	Keys to success as a public company

•	2023 Truck launch and go-to-market strategy

•	Why Aurora vs. a GM or Waymo?

•	Valuation in context vs. Peers and latest raise?

•	Telling Aurora’s story to the public

•	Capital structure of the company post close

•	Reinvent as a SPAC sponsor - picking SPAC targets

•	Future of the SPAC market from a sponsor perspective

•	Biggest Risk for Aurora

About Chris Urmson

Mr. Urmson was a co-founder of Aurora and has served as Chief Executive Officer and a member of the board of directors at Aurora since its formation in 2017. Prior to founding Aurora, Mr. Urmson helped build Google’s self-driving program from 2009 to 2016 and served as Chief Technology Officer of the group. Mr. Urmson has over 15 years of experience leading automated vehicle programs.

About Michael Thompson

Michael Thompson has served as RTPY’s Chief Executive Officer and Chief Financial Officer since October 2020 and has served as one of our directors since March 2021. He also is a member of Reinvent Capital. Mr. Thompson was previously Chief Executive Officer, Chief Financial Officer and Director of each of RTP and RTPZ before such entities completed their respective initial business combinations. Mr. Thompson currently serves as Chief Executive Officer and Chief Financial Officer of RTPX. Mr. Thompson was previously managing member, and portfolio manager for BHR Capital, which managed as much as $1.9 billion of special situations funds from 2009-2016.

Transcript

Zoom Audio:

Recording in progress.

David Drapkin:

Hey everyone. Welcome back to Know Who Drives Return, the podcast brought to you by Boardroom Alpha today. It’s my pleasure to welcome on Chris Urmson, the CEO of Aurora, and Michael Thompson, the CEO Reinvent Technology Partners Y. Aurora is a self-driving technology company, and Reinvent announced a $10.6 billion business combination back in July. And I’m really excited to discuss the transaction with both of you. So, Chris, Michael, thank you so much for taking the time to talk to us today.

Chris Urmson:

Oh, thanks for having us here.

Michael Thompson:

Glad to get a chance to chat with you.

David Drapkin:

Okay. So Chris, so first off for our listeners, can you give us a quick overview of Aurora and a little bit about your technology?

Chris Urmson:

Yeah, so Aurora, we’ve been around for almost five years now, we’re on a mission to deliver the benefits of self-driving technology safely, quickly, and broadly. The product we’re building is the Aurora Driver, which is a combination of software, hardware, and data services that enable vehicles to drive safety through the world. And we’ve designed that product as a platform that works for big tractor trailers down to little electric cars and everything in between. The way we’re bringing this to market is through partnerships. So we work with Toyota, the world’s number one car manufacturer. We work with PACCAR and Volvo trucks. These are two of the top three truck manufacturers in North America. They make up about 48% of the US truck market. We’re partnered with Uber, the world’s number one, ride dealing platform, and FedEx, the largest carrier in the US by number of tractors and trailers.

Chris Urmson:

And so we bring the driver, our partners who make the vehicles, bring the vehicles, obviously. And then the folks who use those for commerce use them and they pay us a fee, a service fee for operating those vehicles for them. We have built what we think is pretty incredible technology and an amazing team. We’re about 1600 people spread across the country. And we’re really focused on getting this technology to market and shooting for the end of 23.

David Drapkin:

That’s exciting. So one of the obvious questions is, you mentioned, we’re looking to go to market in 2023, what makes now the right time to transition into being a public company versus exploring, an additional private financing or other capital markets transaction.

Chris Urmson:

Yeah. For us, it’s really about kind of getting access to the capital. We need to build this business. Ultimately our business can be really asset light and really strong margins because the drivers as a service model is, it is kind of like a usage base software type model. But between now and then there’s this giant chasm we have to cross around the technology. So bringing capital partners in and having them be able to take part in the growth of the company, the success of our story, I think is really of value to us. This allows us to accelerate the development program and it brings us incredible group of investors on board. If you look at the folks that have come in, both been with us and coming in through the PIPE, we’ve got folks like T. Rowe and Fidelity, Morgan Stanley, Baillie Gifford... This incredible investor base that we want to have travel with us on this journey.

David Drapkin:

Right. And on that, let’s talk about the SPAC decision and Reinvent in particular. I’m sure there were several SPACs trying to call you and have interest in you guys given the incredible technology you have and then the future growth as possible, particularly in self-driving. So what was that process like, going through, that process to find a SPAC and sort of what drove you to Reinvent specifically as being the right partners to help shepherd Aurora.

Chris Urmson:

Yeah. So, for us, we kind of turn the SPAC process on its head and wanted a process that is close to a high quality IPO as possible. And so that meant we first actually went out to some of these big long-term mutual funds and talked to them and try to understand the market dynamic. Can we use them to price the transaction rather than pricing that directly with our partners at Reinvent and was like, okay, this is the right kind of price in the marketplace. And then we looked at, I think we must have looked at 20 or 30 SPACs, just a lot of them out there. We went through and met with a half dozen, roughly. And at the end of the day, we believed in the folks at Reinvent, we believe in the strategy of kind of this venture capital at scale model that they have. And we saw we could have alignment between them and Aurora. And so that made it the clear right choice for us.

David Drapkin:

Right. And I guess two follow-ups on that one, was it important that Reinvent had previous SPAC experience and two, you guys also speak a lot about alignment of the sponsor, the sponsor capital with the pro-forma public shareholders. So A, how was Reinvent’s experience play in top position and then B, how are you guys thinking about alignment?

Chris Urmson:

On the experience point, it was less about their experience with SPACs and more about our experience with the Reinvent team. So Reinvent had been an investor in Aurora from early, from our series B. Reid Hoffman, who’s one of the sponsors has been on our board from early on. And so I knew Reid. We knew the Reinvent team, and we knew the way they thought about this. And we’re both aligned that this is not a, going to put it in the market, flip it and get rich quick, right? This is a build something of enduring value, build a company that’s going to be here for the next century, right, and have a profound impact on transforming transportation. And so we wanted, much like the other capital partners we’ve had as a private company, we wanted investors who were going to have that mentality and have the patience to see this build into the company that we expect it to be.

Chris Urmson:

And then we were able to, in the process of kind of negotiating the deal, we put in place structural elements to the deal, that align those incentives, where the Reinvent partners promote, they vest into based on the performance of the stock. So this is something that I think for shareholders, they should find really reassuring is that, if the stock goes well, the Reinvent guys will do well, but if the stock doesn’t perform, they don’t. Right. And I think that’s an alignment that matters a lot to us.

David Drapkin:

Right. Right. And we’ll get to some of the dynamics of how these SPACs are trading in the public markets and a little bit, but back to Aurora specifically. What do you think are some of the keys to success in moving from a private company, particularly pre-market, sorry, pre-product launch to being a public company and having quarterly earnings releases and constant scrutiny from, from public shareholders? What were some of the keys to success in managing that process and just that transition?

Chris Urmson:

Yeah. So I guess we’re going to figure that out, but I think that the short answer is we’ve always respected our shareholders and we wanted to bring them along on the journey. We’ve tried to have the right people in the boat. Right. I think that the company gets the shareholders, it deserves. And so for us, it’s going to be telling the story of progress, talking about the strength of the partnerships, and the progress we’re making both with our vehicle program partners and kind of keeping people abreast of those programs, with our customer partners who will be using our vehicles to serve their customers. We’ll be talking about our progress towards a safe vehicle in the market, because at the end of the day, that’s the bar, right. Is we have to have a product that’s not creating unreasonable risks on the road, that’s out there, that’s creating value and, and doing so safely.

Chris Urmson:

And that we’ll be talking about the technology and showing how we’re making that progress over time. And hopefully that will be, that is the thing that people are betting on is that we’re making progress across all of those. And that ultimately grows into this incredible business over time.

David Drapkin:

Okay. Maybe it’s right. Thanks for that. And so you mentioned looking to launch in late 2023, I believe with trucks. Can you talk a little bit about A, your go to market strategy, B, why you’re thinking about starting in the trucking space versus pedestrian ride hailing or any another type of vehicle?

Chris Urmson:

Sure. Yeah. So, for us, you could think of the Aurora driver as this integrated common core technology and product that it’s literally the same software and hardware that drives a truck, that drives a car. And when we think about the go to market, it becomes, where do we think we can grow the business more quickly? Where do we think that we can have the biggest impact and ultimately thus the best return for shareholders? And for us, it’s clear that trucking is that right first path. And there’s a few reasons for this. So one is, as you think about scaling the business, you want to think about what’s kind of the thing that’s going to rate limit that. And we look at, if you look at the ride hailing application... In the trucking application the business can be scaled by operational performance, whereas in ride hailing, it’s going to be much more about technical advancement and that’s going to be the limit.

Chris Urmson:

And how do I think about that? Well, if you picture a mile of freeway in Texas, and then you picture a mile of freeway in Arizona, and then you picture a mile of freeway in Minnesota, and they all basically look the same, maybe one’s got more cactus and the other one’s got more fields, but they basically look the same and the actors are going to behave the same on them for the most part.

David Drapkin:

Different than a New Jersey mile...

Chris Urmson:

A little different in New Jersey, but even in New Jersey, the freeways pretty similar, right?

Chris Urmson:

Whereas if you think about, I think about an intersection in San Francisco, I go five blocks in any different way. The actors are different. The roads going to look different, the way people behave is going to be different. And so to scale that business and have progress, you’re going to have to keep making, you’re going to be limited by the rate of technology advancement. Once we crack and are safely able to drive on the freeway with the truck, then we expect to be able to scale that operationally across the US. And we think that the right way to think about building a business is to do that. And then obviously, don’t cede the passenger car market, because the way we built the technology, because ultimately in the long-term, that will be an even bigger market than trucking, but make sure we’re set for that. Other reasons why trucking first, it’s a gigantic market.

Chris Urmson:

So it’s a $700 billion sector today. The technology we’re building have a profound impact. It’s a market of real need. So the US were short 60,000 truck drivers today, by the end of the decade, we’re going to be short, 160,000. You read that on a daily basis, the press out of Europe, about a truck driver shortage. Japan has a massive truck driver shortage. So there’s an incredible opportunity to kind of reinforce it and grow the supply chain in a way that it’s been kind of boiling under the surface for decade plus, and is now coming to the fore. And so what’s exciting about that is, as we’ve talked to customers in the space for them, it’s not about replacing the drivers they have, it’s about getting access to drivers they can’t get.

Chris Urmson:

And as we’ve talked to customers, it’s, “Geez, we could double, we could triple our business, if we could just get more drivers, but we’re dealing with 90% turnover. We can’t find the drivers.” So we can bring a real excellent solution that will improve safety and work shoulder to shoulder with the people they have driving vehicles today. So, that’s just incredibly exciting. And the economics make a ton of sense as well of course.

David Drapkin:

Yeah. I mean, it’s so interesting with these themes of worker shortages across industry and technology such as yours to help remedy that problem in a way. So say I’m a prospective investor, why back Aurora versus maybe GM or Waymo or Google, or any number of the incumbents?

Chris Urmson:

Yeah. I think there’s clearly good companies out there with great people at them, but when I think about the landscape, I think about the people in the team. And I think if you look at Aurora, we’re about 1600 people, the vast majority of them in product development. And yes, it’s an incredible group of people. I think if you ask around the industry where the top talent is, we do really well on those conversations. So, and we’re at that kind of critical mass. And with that group of people, we have a deep experience, that means that as we’ve been developing the technology, we’ve been thoughtful about where are the dead ends. I helped found and ran what’s now Waymo for 7 and a half years. Sterling was the lead autopilot at Tesla and launched model X with them, Drew was one of the founding people for Uber’s program.

Chris Urmson:

So we have an incredible cast around us that really just understand, okay, let’s make sure we’re investing in this place, because ultimately that’s going to be the difference between a bit of demoware, and a real product, let’s make sure we’re building that foundation. So I think that depth of people matters a lot. And I think partnerships, so ultimately this, to actually have an impact in this space, you have to work with others, and these are complicated, mature, amazing businesses, and we think we can help supercharge those businesses. And so if you look at the partnerships that we have, like bar none, it’s the strongest set of partners in the industry. So Toyota, number one global car manufacturer, that’s an incredible partner to have. PACCAR and Volvo trucks, two of the top three, 48% of the US market, incredible companies, right?

Chris Urmson:

That are well-trusted. FedEx, this is the largest carrier by tractors and by trailers of US. They want to work with us. They’re a partner of ours. Uber, the number one ride hailing platform on the planet. All right. So if you think about how you’re getting the technology and the product is great, but then you need to be spring loaded to go into the market and be able to deliver the value, and so having those partnerships enables that. So, those are just two big ways I would think about us relative to some of the competitors.

David Drapkin:

Right. That’s helpful. So shifting back to the actual transaction for a second, I think you struck the valuation at a 10.6. How can we think about that valuation in context, A, versus some of your peers and B, versus what sort of step up that represents via your last product capital financing?

Chris Urmson:

Yeah. So I think the way that I think about this is you’re kind of worth what the market will pay for you, and this was why it was important for us to go out and have those conversations with, not kind of exploiting the hyperbole that was around kind of SPAC moment. But like, let’s go look at the investors who are not in this for some short term arbitrage, but are looking at the long-term fundamentals of the business and want to be holders of this stock for a period of time, but are good stewards of the capital that they have. And so this is why we went out and we talked with the top names, right. We went out and talk with T. Rowe Price. We went and spent the time with Morgan Stanley investment management.

Chris Urmson:

We went and spent the time with Baillie Gifford, and we came to them and were like, this is what we’re doing. This is the path in front of us. We would love for you to be anchor tenants in this and help us understand what makes sense. And so that’s what led to the evaluation and that felt like a really robust, healthy process to price the risk of our business. And we are not a conventional company going public, right. We’re much closer to a biotech stock than we are to a kind of a conventional startup making the transition, just because of the continued investment we will have to make in the product development pipeline.

David Drapkin:

Right. Which is interesting, we just get there now, again, you mentioned SPACs, I think there’s definitely a misconception in the market of a lot of these SPAC companies that are pre-revenue more VC type like investments, where they’re painted as a SPAC. And so in these SPAC land, they’re all trading down. So, what do you think in the next three, six months, the performance right off the bat of the stock will be? How do you change the public perception from just, “Oh, they’re their stock, we’re in a trade down,” to really hammering down that story and showing the children, investing public that, “Hey, this is an interesting time to get in you at the ground level of a company that can grow many times in the future?”

Chris Urmson:

So I think there’s, and obviously I’m not going to talk about future performance, can’t do that, so let me just not go there. Right. But let me, how do I think about this? So during this period of time, I think going to trade as a function of the asset class, that people are starting to understand the story, we’re doing our best to tell the story of Aurora, so that investors, that analysts, the public understand what we’re about, about the value we’re creating, about the plan we’re on. And then they make a judgment whether they want to invest it on the stock or not. I think as we move further away from the De-SPAC moment, the kind of the asset type that helped us make that transition from private to public will become less relevant. It’ll more be about our ability to execute, our ability to help tell the story to the public and help them understand it, and I believe deeply in the team that we have. I believe deeply in the technology that we’re building and the approach we’re on and the partnerships we have in place.

Chris Urmson:

And so my expectation is over time, kind of the truth will come out about it, and the stock will perform as a function of our ability to execute and our ability to build partnerships that are meaningful.

David Drapkin:

Right. Right. And one more question on the deal before we move on and wrap up, the current environment and SPACs are higher redemptions, right. And so you obviously have a very strong, big billion dollar pipe, but how are you thinking about capital structure in a situation where redemptions are high, A? And B, do you think sponsor compensation should be tied to redemptions?

Chris Urmson:

Yeah. So I can’t speak generally to it because I’m not visible to all deals, but as is clear in our S four, we actually, this is one of the things that I think was really great about the partnership we have with Reinvent is we both recognize that this was about bringing value to the combined business and to having aligned incentives. And so part of the deal with the Reinvent team is that they’re promoted is actually proportional to the amount of capital they are able to bring to the game through the SPAC and through their investment. And so we have that alignment already, which I think is a very healthy thing for both of us. So yeah, we think that, I fundamentally my core belief, you should get paid for the work you do, and the value you bring. And so whenever you can structure deals that align, kind of the compensation with the value created, then that’s the way you should operate.

David Drapkin:

Yeah. And I think that’ll, these types of deals will be helpful for the future of the stock market, sort of reverting to a healthier, leaner, more rational place, if you will. As... Go for it.

Chris Urmson:

I just say, and I think that’s one of the things that we have respected and valued for the Reinvent team, right. It really is a wanting to be part of that matters, wanting to be obviously compensated for the value that they bring, but doing that in a fair and constructive way. And, that’s what you’d want in a partner, right? Someone who’s going to be there with you to kind of build value for your shareholders and do something meaningful in the world.

David Drapkin:

Michael, maybe this is a question for you, Reinvent, this is your third deal I believe. Sort of what drove you guys towards Aurora and what do you normally look for in a target for your SPACs?

Michael Thompson:

Yeah. Well, Chris mentioned it a minute ago. We use this term venture capital at scale. And if you look at what Aurora and the team at Aurora are currently building, that’s exactly what we’re investing in. This is an amazing group of people. They’ve created amazing technology. We’re really, really excited about the ability for them to roll that technology out into the market and have a commercial product in the next couple of years. And so what we look for at Reinvent, and this goes back to the investment that we made in the company through our fund a couple of years ago in the series to be that was led by Sequoia and Amazon was also a large investor in that round.

Michael Thompson:

We look for world-class teams and for an asset like this, we’ve actually wrote quite a detailed presentation that’s on our website, on the SEC’s website that goes through our thesis in quite a bit of detail. But our simple thought process is number one, is this a substantial market that we’re talking about? If you look at, as Chris said, if you look at the trucking market alone in the US, it’s $700 billion. So it’s just a huge opportunity. Number two, the enabling technologies are there, that they’re being built today. Some of the things that these guys have pioneered, we think are amazing, the simulation engine and the FMCW lidar, et cetera. So the enabling technologies are there and, and, and this is the type of team that can build them. Number three, the unit economics look incredible at scale.

Michael Thompson:

This is kind of a Twilio on steroids model, usage based model, driver as a service model. And then finally, this is a really the critical piece. Is it a world-class team? Is it the best team in the market? And our view is very much, that’s the case here. That’s been our view, going back to when Reid first was advising Chris way back when, and as a seed investor in the company and a longtime board member. And importantly, we remain a board member after this transaction, as Chris was saying, this is very much a long-term investment from Reinvent’s perspective. But the other thing I would say is over the past six or seven months, as we’ve been doing our diligence, we’ve been super impressed by every conversation we’ve had up and down the organization. So it’s been a really amazing process for us to not only further know Chris and Drew and Sterling and the rest of the senior team, but also know everyone at the company pretty well at this point.

Michael Thompson:

And if you look at the event that they put on last week, the Aurora Illuminated last week, when we met with both south side analysts and, and investors, I’ve been to a number of these events as I’m sure you have. And this was just a extraordinarily well done event. And they go through a lot of detail, a lot of visualization, all this now, by the way, is on their website. So anyone can go look at it. It really brings to life this incredible technology that they’ve built and that they’re building. So we couldn’t be more excited about it. We spent a lot of time thinking about what mobility is going to look like in the future. You probably saw the transaction we did with Joby, our thesis on Joby is in many ways similar to the thesis here, another amazing world-class team. So we’re just really excited about this partnership and the longterm value that we think this company is going to create.

David Drapkin:

Right. Right. And like how you mentioned the pro-forma company board, I think that’s also something that is almost should be required when we think about the stock sponsors teaming up with targets. And so, one quick last one on SPACs before we wrap up, so how do you see this market evolving, obviously there’s hundreds of SPACs out there, pretty saturated. What do you see as the future of the asset class?

Michael Thompson:

This is just my personal view. And this has been my view for a while. I think, like any other emerging asset class, evolving asset class, you’re going to see significant tiering over time. I think that’s probably already started. I think that there are certainly challenges in the market today. There were clear challenges this past summer when we were raising the PIPE for this transaction. And as Chris was alluding to, this was a pressure tested PIPE. This was done in the summer. This was well after the, whatever you want to call it, the shakeup in the market, in the spring.

Michael Thompson:

And to our knowledge, this is the only billion dollar PIPE in the US that’s been done since April. It was done with world-class investors like Chris was saying. And so we view this valuation as very much a pressure tested market-driven valuation, that was done at a time when the SPAC market had already gone through a pretty volatile period, a pretty meaningful shakeup. So, obviously I don’t have a crystal ball in terms of what’s what it’s going to look like. But I think that if you go back to the, I’ve always used this analogy when junk bonds one day became high yield, you had some pretty significant turmoil, but then you had a very healthy market after the fact, but there was pronounced tiering that had occurred. So that’s probably my best guess as to how this continues to evolve.

Michael Thompson:

I think it’s very much the case that there’s going to be winners and losers, like in any other market that we’re aware of. And so, where we really try to focus is not only where we thought we could be valuable partners, but also a team that had a vision that we could get behind for the next decade plus. Right. So if you look at Joby, if you look at what we’re doing here with Chris and Aurora, that’s exactly the type of investments we look to make.

David Drapkin:

Got it, got it, helpful. And just to wrap it up, Chris, what do you see as the biggest risks to execution? Is it safety? Is it the technology itself? And then any final parting words, that you’d like everyone to know as you approach closing?

Chris Urmson:

Yeah, no, no, thank you. I think on the biggest risk, it’s really around crossing that technological chasm, to get to the point where the product is safe enough to be on the road. Right. And we think, as you’ve seen in the self-driving space, there’s been a lot of companies in this space. There’s been a lot of consolidation, as smart people kind of get confronted with reality. I think this is one of the places where Aurora has this unique advantage, that’s the quality of the team, the experience we have, the fact that we’ve been building this foundation to go in and operate and give us confidence to mitigate that risk. And we expect consolidation of space to continue. We expect Aurora to be in a position to take advantage of that over time.

Chris Urmson:

I think the big thing is just it feels incredibly, I feel like just an incredibly privileged position, right? We have this incredible investor base with us. We have partners that you can count on, that are Blue Chip incredible people and we’ve got a team that is just kicking butt. And so, expect us to continue to be kind of making incredible progress, create value for our shareholders. And, we’re excited to have people with us on that journey.

David Drapkin:

Well, Chris and Michael, again, thank you so much for taking the time. Exciting stuff going on over at Aurora. So excited to see what happens and then follow your progress in the future. So, thanks again.

Michael Thompson:

Thank you.

Chris Urmson:

Thanks so much for having us.

Cautionary Statement Regarding Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners Y (“RTPY”) and Aurora Innovation, Inc. (“Aurora”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “continue,” “likely,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-

looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPY’s securities, (ii) the risk that the proposed transaction may not be completed by RTPY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPY, (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Agreement and Plan of Merger, dated as of July 14, 2021 (the “Merger Agreement”), by and among RTPY, Aurora and RTPY Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTPY, by the shareholders of RTPY, the satisfaction of the minimum cash condition following redemptions by RTPY’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investment in connection with the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the effect of the announcement or pendency of the proposed transaction on Aurora’s business relationships, operating results and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Aurora and potential difficulties in Aurora employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings or other disputes that may be instituted against Aurora or against RTPY related to the Merger Agreement or the proposed transaction or otherwise, (ix) the ability to maintain the listing of RTPY’s securities on a national securities exchange, (x) the price of RTPY’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTPY plans to operate or Aurora operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPY’s or Aurora’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the risk of downturns and a changing regulatory landscape in the highly competitive self-driving industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPY’s registration statement on Form S-1 (File No. 333-253075), its Quarterly Reports on Form 10-Q for the periods ended March 31, 2021 and June 30, 2021, respectively, the registration statement on Form S-4 discussed below and other documents filed by RTPY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPY and Aurora assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPY nor Aurora gives any assurance that either RTPY or Aurora or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between RTPY and Aurora. This document is not a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPY has filed a registration statement on Form S-4 with the SEC (333-257912), which includes a prospectus and proxy statement of RTPY, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all RTPY shareholders. RTPY also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of RTPY are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPY through the website maintained by the SEC at www.sec.gov. The documents filed by RTPY with the SEC also may be obtained free of charge at RTPY’s website at https://y.reinventtechnologypartners.com or upon written request to c/o Reinvent Capital, 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTPY and Aurora and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPY’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPY and Aurora and information regarding their interests in the proposed transaction are set forth in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.